NovaGold Resources Inc.
Consolidated Financial Statements
August 31, 2008
(Unaudited)

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated October 15, 2008 and provides an analysis of NovaGold’s unaudited financial results for the quarter ended August 31, 2008 compared to the same period in the previous year. At October 14, 2008, the Company had 107.5 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s August 31, 2008 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2007, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the CICA standards outlined in the “New accounting pronouncements” section below effective for the Company’s first quarter commencing December 1, 2007.

All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.novagold.net or on SEDAR at www.sedar.com.

NovaGold is a precious metals company focused on the exploration and development of mineral properties in Alaska, U.S.A., and British Columbia, Canada, with one property near commercial production, one property under re-engineering and re-evaluation, one property progressing toward development and other early-stage exploration properties. The Company conducts its operations through wholly-owned subsidiaries and joint ventures and is primarily focused on gold properties, some of which have significant copper and silver resources.

Effective December 1, 2007, the Company entered into an agreement with Barrick Gold U.S., a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”) that provided for the conversion of the Donlin Creek project into a new limited liability company (the “Donlin Creek LLC”), owned 50% by the Company and 50% by Barrick. As part of the Donlin Creek LLC, the Company agreed to reimburse Barrick over time approximately US$64.8 million, representing 50% of Barrick’s approximately US$129.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. During 2008, reimbursement has been made by the Company paying US$12.7 million of Barrick’s share of project development costs. The remaining US$52.1 million will bear interest and be paid out of future mine production cash flow. After the Company’s initial contribution, all funding will be shared by both parties on a 50/50 basis. The Company determined that the Donlin Creek LLC is a variable interest entity and consequently has used the principles of AcG-15 and FIN 46 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that NovaGold is not the primary beneficiary and has accounted for its investment using the equity method of accounting.

On December 1, 2007, the Company, Galore Creek Mining Corporation (“GCMC”) and Pioneer Metals Corporation (“Pioneer”) completed an asset purchase and sale agreement whereby GCMC purchased a 100% interest in the Grace claims, located adjacent to the Galore Creek project and held by Pioneer, a wholly-owned subsidiary of Barrick, for a purchase price of $54 million. This amount was shown as restricted cash at November 30, 2007.

On July 31, 2008, the Company sold 100% of its NovaGreenPower subsidiary to AltaGas Ltd. for up to $40 million. NovaGreenPower owns several development-stage run-of-river hydroelectric projects located in northwest British Columbia. The Company will be responsible for certain contingent costs that relate to the predisposition activities of NovaGreenPower. No provision has been made for those costs. The Company received initial proceeds of $35 million on closing, with an additional $5 million to be received once and if certain conditions are completed by February 15, 2009. Management has determined that the completion of these conditions is highly likely, and has therefore recognized the conditional amount in the determination of the disposal accounting. The carrying value to the Company of the assets sold, along with transaction costs, was approximately $6.5 million. A gain of $33.5 million was recorded on the sale. The Company believes it has sufficient tax pools to shelter any current tax arising from this sale.

The Company has agreed to sell its interest in the Ambler project, representing up to a 51% interest in the Ambler project, together with its early stage base metal properties in Alaska, for $20 million in common shares of Mantra Mining Inc. (“Mantra”). Mantra has also agreed to reimburse the Company for up to $2 million for all direct expenditures incurred by the Company on the Ambler project from June 1, 2008 up to the date the transaction is closed. Closing of the transaction is subject to receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange, and certain other conditions including sufficient financing being obtained by Mantra to be used toward the advancement of the Ambler project.

In March 2008 the Company announced it had received a Notice of Violation (“NOV”) from the State of Alaska regulators relating to preventative measures for stormwater discharges from its construction site. On June 9, 2008 the Company received a further NOV and on July 7, 2008 the Company received a draft Compliance Order by Consent (“COBC”) from the State of Alaska. The Company is working with the State on these matters and although the Company expects to resolve these issues, failure to adequately respond to the NOV and COBC could result in substantial fines, injunctive relief or other enforcement measures which may have a material impact on the Company’s ability to operate the Rock Creek mine.

The Company and certain of its officers were named as defendants in two purported securities class action lawsuits filed on August 7, 2008 and September 9, 2008 in the United States District Court for the Southern District of New York (the “Court”). Plaintiffs allege violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of an alleged failure to disclose adverse facts about the Company’s operations and prospects concerning Galore Creek in various public statements and filings between October 25, 2006 and

NovaGold Resources Inc.

November 23, 2007, including the Company’s registration statement in connection with its public offering of common shares dated April 16, 2007. Plaintiffs seek an unspecified amount of damages in an amount to be proven at trial. The Court scheduled a conference for October 31, 2008 to consider motions for the appointment of lead plaintiff and lead counsel and the consolidation of the complaints. The Company disputes the allegations in both complaints and intends to contest these actions vigorously.

Results of operations

For the three-month period ended August 31, 2008, the Company reported earnings of $16.7 million (or $0.16 basic and diluted earnings per share) compared to a loss of $4.2 million (or $0.04 basic and diluted loss per share) for the corresponding period in 2007. The increase in earnings before income taxes for the quarter is primarily due to a gain of $33.5 million on the sale of NovaGreenPower in the three-month period ended August 31, 2008, offset by a foreign exchange loss of $7.0 million due to the devaluation of the Canadian dollar during the quarter, $5.4 million of care and maintenance costs at the Galore Creek project, and $5.4 million in write-downs of certain mineral properties held by the Company.

For the nine-month period ended August 31, 2008, the Company reported earnings of $36.7 million (or $0.35 basic and $0.34 diluted earnings per share) compared to a loss of $12.2 million (or $0.13 basic and diluted loss per share) for the corresponding period in 2007. For the nine months ended August 31, 2008, earnings before income taxes were higher than the comparative period primarily as a result of a gain of $33.5 million on the sale of NovaGreenPower, a $15.3 million gain on disposal of shares in US Gold Corporation, and a $16.3 million suspension cost recovery at Galore Creek, net of related non-controlling interest, offset by the $9.2 million of care and maintenance costs at Galore Creek, and $5.4 million in mineral property write-downs.

Revenues for the three-month period ended August 31, 2008 were $1.5 million compared to $2.2 million in the corresponding period in 2007. The Company generates modest revenues from interest on cash balances, land and gravel sales and gold royalties. The decrease in revenues from the previous period relates mainly to decreased interest income due to lower average cash balances in 2008 as compared to the corresponding period in 2007. Revenues for the nine-month period ended August 31, 2008 were $3.5 million compared to $5.3 million in the same period in 2007. The decrease in revenues from the previous year’s results relates mainly to $2.5 million less interest income in 2008 versus the same period in 2007. This is offset by $0.7 million more land, gravel and gold royalty revenue in 2008.

Net expenses for the three-month period ended August 31, 2008 were $20.8 million compared to $7.6 million for the same period in 2007. During the quarter, the Company recorded a foreign exchange loss of $7.0 million compared to a foreign exchange loss of $1.0 million for the same period in 2007. The larger loss in 2008 is a result of the Company’s larger US dollar-denominated net liabilities during a period of a weakening Canadian dollar as compared to the same period in 2007. The Company recorded $0.4 million and $1.2 million for stock-based compensation during the same period in 2008 and 2007, respectively. The higher expense in 2007 resulted from over 500,000 options being granted during the quarter ended August 31, 2007, whereas fewer than 100,000 options were granted during the quarter ended August 31, 2008. During the current quarter, the Company incurred $5.4 million in care and maintenance costs of the infrastructure at its Galore Creek project and write-downs of $5.4 million at the Khotol, Shiko Lake, Ambler, Baird and Kugruk properties, with no comparable items during the same period in 2007.

Net expenses and other items for the nine-month period ended August 31, 2008 were $2.4 million compared to $22.1 million in the corresponding period in 2007. For the current nine-month period, general and administrative expenses, corporate development and professional fees decreased by $3.5 million and stock-based compensation increased by $0.3 million compared to the same period in 2007. During the nine-month period ended August 31, 2008, the Company recorded a foreign exchange loss of $6.7 million resulting from the Company’s net US dollar liability balance during a period where the Canadian dollar is weakening, compared to a foreign exchange loss of $4.7 million for the same period in 2007 when the Company had a large net US dollar asset, while the Canadian dollar was strengthening. Additionally, during the nine-month period ended August 31, 2008, the Company incurred $9.2 million in care and maintenance costs, write-downs of $5.4 million at the aforementioned properties and a suspension cost recovery of $32.6 million for its Galore Creek project.

The Company equity accounts for its strategic investment in Alexco Resource Corp. (“Alexco”) as it has significant influence over Alexco. For the quarter ended August 31, 2008, the Company recorded a net loss of $0.3 million from the combination of its share of net income or loss and dilution in its ownership of Alexco compared to a nominal gain for the same period in 2007. For the nine-month period ended August 31, 2008, the Company recorded a net gain of $0.3 million from the combination of its share of net income or loss and dilution in its ownership of Alexco compared to a net loss of $0.4 million for the same period in 2007. At August 31, 2008, the Company had a pre-tax unrecorded gain of $5.8 million in its Alexco holdings.

For the three-month period ended August 31, 2008, the Company recorded a future income tax (“FIT”) recovery of $0.1 million, which resulted mainly from an FIT recovery of $0.5 million on losses in NovaGold Canada Inc. offset by an FIT expense resulting from Canada Revenue Agency’s audit of NovaGold Canada Inc. for the fiscal 2004 to 2006 tax years.

For the nine-month period ended August 31, 2008, the Company recorded an FITexpense of $1.7 million, which resulted mainly from an FITexpense of $3.7 million from the suspension cost recovery at Galore Creek and an FITexpense of $4.5 million from the sale of US Gold Corporation shares, offset by an FIT recovery of $6.6 million from an income tax rate reduction totaling approximately 4.5% .

Selected financial data

The following unaudited quarterly information is prepared in accordance with Canadian GAAP.

NovaGold Resources Inc.

Quarterly information

In $000s except per share amounts, for the fiscal quarters ended:

	8/31/08	5/31/08	2/29/08	11/30/07	8/31/07	5/31/07	2/28/07	11/30/06
	$	$	$	$	$	$	$	$

Net revenues	1,427	275	1,712	1,730	2,173	1,946	1,062	2,080
Earnings (loss) for the quarter	16,717	(7,976)	27,967	(32,534)	(4,159)	(3,212)	(4,861)	(19,346)
Earnings (loss) per
share – basic	0.16	(0.08)	0.27	(0.31)	(0.04)	(0.03)	(0.05)	(0.20)
Earnings (loss) per
share – diluted	0.16	(0.08)	0.26	(0.31)	(0.04)	(0.03)	(0.05)	(0.20)
Expenditures on mineral
properties and related
deferred costs(1)
USA	1,214	2,878	(91,582)	(13,423)	27,203	25,969	18,133	16,088
Canada	2,222	5,801	54,528	13,183	25,981	2,156	3,645	18,081

(1)

Expenditures on mineral properties and related deferred costs include fair value adjustments and stock-based compensation, net of recoveries, tax credits and adjustments, write-downs, disposals, option payments received and changes in ownership interest of mineral property title. Additionally, during the quarter ended February 29, 2008, all Donlin Creek-related expenditures were reclassified to investments as a result of the formation of the Donlin Creek LLC.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and finish by the end of the fiscal year.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of stock option grants, equity accounting for the Donlin Creek LLC and one-time events, such as the suspension of the Galore Creek project and disposition of the Company’s non-core investments (for example, the disposition of NovaGreenPower). The Company’s properties are not yet in commercial production; consequently, the Company believes that its earnings or loss (and consequent earnings or loss per share) is not a primary concern to investors in the Company.

Liquidity and capital resources

At August 31, 2008, the Company had $21.4 million in unrestricted cash and cash equivalents. During the nine-month period ended August 31, 2008, the Company completed a convertible debt offering for net proceeds of $93.2 million after underwriter’s fees and other expenses of $3.5 million. The Company also sold its NovaGreenPower subsidiary for initial proceeds of $35.0 million (an additional $5.0 million to be received once and if certain conditions are completed by February 15, 2009), resulting in a gain realized in the quarter of $33.5 million. Additionally, the Company generated $18.8 million in proceeds from the sale of US Gold Corporation shares, resulting in a gain realized in the nine-month period of $15.3 million, offset by a future tax expense of $4.6 million. The Company believes that there are sufficient tax pools to shelter any current tax arising from these sales. Teck Cominco, as the non-controlling interest in the Galore Creek Partnership, funded $60.8 million relating to expenditures on the Galore Creek project during the nine-month period ended August 31, 2008.

The Company expended $59.8 million on net operating activities during the nine-month period ended August 31, 2008 compared with expenditures of $48.3 million for the same period in 2007. Major changes in non-cash working capital in the first nine months of the fiscal year were payments of $49.6 million of Galore Creek suspension-related costs that were accrued at November 30, 2007, and decreases in the long-term suspension liabilities of approximately $32.6 million related to a re-estimation of the suspension costs and the negotiation of the purchase of certain contractors’ equipment left on site during the suspension of Galore Creek construction.

In the nine-month period ended August 31, 2008, the Company generated $154.4 million in cash flows from financing activities compared with $298.4 million in 2007. Of this, $93.2 million was generated through the issuance of convertible notes, $0.4 million from stock option and warrant exercises and $60.8 million resulted from Teck Cominco’s funding of the Galore Creek project.

The Company expended $171.2 million on investing activities in the nine-month period ended August 31, 2008 compared with $230.0 million in the same period in 2007. A total of approximately $70.5 million was expended on construction and pre-production operating costs at the Rock Creek project. This related to equipment purchases, the final stages of construction of the processing facilities and certain repairs and surface work required to deal with the results of very high snow fall in the previous winter. During the first nine months of 2008, the Company paid $38.0 million for mobile equipment at Galore Creek as part of the suspension of construction and paid $66.2 million for construction work completed for the project by November 30, 2007.

The Company has no material off-balance sheet arrangements.

At August 31, 2008, the Company’s aggregate commitments for capital leases totaled $3.0 million. These capital leases are for equipment assumed by GCMC in relation to the settlement of contracts as a result of the suspension of Galore Creek construction.

NovaGold Resources Inc.

At August 31, 2008, the Company’s aggregate operating leases totaled $6.5 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also has commitments outstanding at August 31, 2008 in the amount of US$7.2 million related to mining activities at the Rock Creek project.

Commitments at August 31, 2008 are approximately as follows:

in millions of Canadian dollars

	Operating	Rock	Donlin
	Leases	Creek	Creek	Total
	$	$	$	$
2008	0.2	6.9	-	7.1
2009	0.9	0.7	-	1.6
2010	0.8	-	-	0.8
2011	0.8	-	-	0.8
2012	0.6	-	-	0.6
Thereafter	3.2	-	58.5	61.7

The Company has no significant financial or other instruments except that its cash balances are invested in bank and non-asset-backed commercial paper, all with the two highest-possible investment ratings and that can be easily liquidated with terms of 90 days or less.

Outlook

At August 31, 2008, the Company had cash and cash equivalents of $21.4 million. Of this amount, $11.6 million was designated for Galore Creek suspension-related activities, including payment of accounts payable. On March 26, 2008, the Company completed the issuance of US$95.0 million of 5.5% convertible senior unsecured notes due May 1, 2015 for net proceeds of US$91.5 million. On July 31, 2008, the Company closed the sale of its NovaGreenPower assets and received the initial payment of $35.0 million, and expects to meet the conditions to receive the final payment of $5.0 million prior to February 15, 2009.

Subsequent to August 31, 2008, the Company completed or entered into the following transactions:

i.

On September 2, 2008 the Company announced that it had agreed to sell its interest in the Ambler project, representing up to a 51% interest in the Ambler project, together with its early-stage base metal properties in Alaska, for $20.0 million in common shares of Mantra Mining Inc. (“Mantra”). Mantra has also agreed to reimburse the Company for up to $2.0 million for all direct expenditures incurred by the Company on the Ambler project from June 1, 2008 up to the date the transaction is closed. In accordance with Canadian GAAP, the Company recorded a write-down to the fair value of the properties. Mantra is a related party having one common director with the Company.

ii.

On September 26, 2008, the Company secured a bridge loan (“Loan”) in the amount of US$18.8 million, net of commitment fees of $1.2 million from Auramet Trading, LLC (“Auramet”). The Loan matures on December 29, 2008 and will bear interest at a rate of 12% per annum. Auramet has the right to convert the principal amount of the Loan into common shares of the Company at a price of $12.00 per common share. The Company also issued to Auramet warrants to purchase 750,000 common shares of the Company at an exercise price of $7.18 per share at any time before September 25, 2010. The Company has granted to Auramet a security interest in the Rock Creek mine, a pledge of all the shares of its subsidiaries holding interest in the Galore Creek and Donlin Creek properties and guarantees by certain subsidiaries.

iii.

On October 1, 2008, 2.31 million share purchase warrants, exercisable into an equivalent amount of shares at $7.00 per share, were exercised for net proceeds of $15.3 million, net of costs. The remaining 1.19 million share purchase warrants expired unexercised.

In the nine months ended August 31, 2008 the Company expended approximately US$77 million, including accounts payable, on completing construction of processing facilities, certain repairs and surface work required as a result of very high snow fall in the previous winter, and pre-production operating costs at the Rock Creek project. Significant adverse weather conditions, combined with weather damage to the water recycle pond and extra work relating to storm water pollution prevention requirements, had led to extended delays to commencement of production at Rock Creek. On September 19, 2008, the Company announced that it had received approval from Alaska State regulators to start production, and that production had commenced on site, with the Company anticipating ramping up throughput levels during the fourth quarter of 2008. In addition to construction and start-up, the Company had budgeted to acquire additional mining equipment in the second half of 2008, expand the tailings storage facility for future production and complete additional storm water prevention measures for a total expected cost of approximately US$19 million. As at August 31, 2008, approximately US$2 million of this amount remained to be incurred. The approval to commence production at Rock Creek on September 18, 2008 contained a number of environmental and operational tasks to be completed over the subsequent 15, 30 and 90 days to ensure compliance with environmental requirements for the mine. The Company is working with the State on these matters and although the Company expects to meet these requirements in all material respects, failure to meet any of them could result in substantial fines, injunctive relief or other enforcement measures which may prevent or have a material impact on the Company’s ability to operate the Rock Creek mine.

NovaGold Resources Inc.

The Company had budgeted to spend approximately US$25.4 million at Donlin Creek to May 31, 2008 for engineering and environmental studies, particularly related to power alternatives and optimization, and on exploration activities with the objective of expanding the existing resource base. At May 31, 2008, US$18.3 million had been incurred (US$7.1 million under budget). In August 2008 the Donlin Creek LLC approved a permitting phase budget from June 1, 2008 to December 31, 2008 of US$30.3 million and a budget for the same period of US$15.1 million for feasibility study work. The $7.1 million surplus from the initial budget was carried over to the second budget period, and of the total amount needed to meet the Donlin Creek LLC budgets for the 13 months ending December 31, 2008 of US$63.7 million, the Company’s share was 100% of the first US$25.4 million and 50% of the remainder. As at August 31, 2008, the Company’s share of the last four months of the budget yet to be contributed to the Donlin Creek LLC was approximately US$8.5 million.

The Company had estimated to spend approximately $33.3 million on suspension-related activities at its Galore Creek project, which was its portion (one third) of the estimated maximum suspension liability of $100.0 million. The Galore Creek Partnership’s efforts in 2008 are focused on demobilization of the project and then to place it on a care and maintenance basis that will enable the project to restart at a later date. A demobilization estimate of $93.1 million had been included as a liability in the Company’s November 30, 2007 year-end financial statements based on the information available at that time. Since year end, GCMC negotiated settlement of numerous contracts having determined, after analyzing the costs and benefits associated with the purchase of the equipment compared with demobilizing the contractors’ equipment, that it was more cost effective to buy the equipment left at the site. Total contracts of $38.0 million have been signed to date for the purchase of equipment. During the six-month period ended May 31, 2008, the Company revised the demobilization cost estimate to $60.5 million from the estimate of $93.1 million, recorded at November 30, 2007, as a result of the settlement of the major contracts. The Company has reflected the $32.6 million reduction as a recovery in the statement of operations for the quarter ended February 29, 2008, net of a non-controlling interest amount of $16.3 million and a future income tax expense of $3.7 million. No further adjustment was made in the quarter ended August 31, 2008.

The Company continues on the process of obtaining better value for its shareholders by monetizing various investments in its non-core assets, including its green power business and exploration assets, both discussed above, monetizing its other liquid assets and the possible sale and lease back of equipment. It is also negotiating a bank line of credit to be repaid from cash flow from the Rock Creek mine. As at October 15, 2008, the Company anticipates funding its planned activities for the next 12 months from current cash, cash flow from its mining operation at Rock Creek, revenue from land and gravel sales and the aforementioned transactions, however there can be no assurance that the Company will achieve these plans.

NovaGold is also reviewing other strategic alternatives to further maximize value for its shareholders. Management has been given authority to discuss possible value creating transactions with interested parties and is working with its financial advisors to make recommendations in that regard to the board of directors. As this review is at a preliminary stage there can be no assurance that any potential transaction or other strategic initiative may be pursued at this time, in which case NovaGold would continue with its current business plan.

Related party transactions

There were no related party transactions during the three months ended August 31, 2008.

New accounting pronouncements

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. These pronouncements became effective for the Company’s first quarter commencing December 1, 2007.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

NovaGold Resources Inc.

Critical accounting estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, and the accuracy of the estimated amounts of project suspension costs and future reclamation obligations.

Mineral properties and related deferred costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063, “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur and may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Intangible assets

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying value of the asset, an impairment loss is recognized and the asset is written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

Project suspension costs

The Company’s future obligations as a result of the suspension of the Galore Creek project are based on estimated costs to complete the construction demobilization and place the site on care and maintenance. The revised estimate of demobilization costs at August 31, 2008 of $60.5 million could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially from the Company’s estimates.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold site, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. Actual results could be materially different from these estimates.

The Company’s accounting policies are described in note 2 to the Company’s audited consolidated financial statements for the year ended November 30, 2007.

Risk factors

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered, that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the

NovaGold Resources Inc.

exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, foreign exchange rates, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements, and acquisition of title to the properties is completed only when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties and satisfactory completion of certain pre-feasibility studies and third-party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write down its previously capitalized costs related to that property.

Reserve and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures and proven and probable reserves set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by the reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its estimates.

Price volatility – gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that, if commercial quantities of gold, copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not yet in commercial production, no sensitivity analysis for price changes has been provided or carried out.

Permits

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company. There also can be no assurance that once awarded, permits will not be challenged.

Going concern

NovaGold’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.

The Company had consolidated working capital of approximately $7.4 million as of August 31, 2008. The Company intends to fund its plan of operations from working capital, the proceeds of financings, the sale of non-core assets, cash flow from its mining operations, in particular the Nome Operations, and revenue from land and gravel sales. The Company will require significant financing to meet its working capital requirements and to fund its share of future development costs on the Donlin Creek and Galore Creek projects. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to achieve commercial production and generate material revenues or to obtain financing through joint ventures, debt financing, equity financing, production-sharing arrangements or other means.

The Company’s US$20 million secured bridge loan is due December 29, 2008 and failure to pay this loan when due could result in material adverse consequences to the Company, including loss of its interest in one or more of its material projects.

There can be no assurance that the Company will commence production at any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different than those included in the Annual Information Form.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” in the Management’s Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals, the availability of permits and approvals, estimates of future production dates and amounts, the availability of financing or other statements that are not statements of fact.

NovaGold Resources Inc.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the matters set forth under the heading “Risk factors” as well as uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need for cooperation of Barrick in connection with administration and development of Donlin Creek and Teck Cominco in connection with administration and development of Galore Creek; the need to satisfy environmental requirements imposed in connection with the authorization to begin production at Rock Creek; the need to obtain additional financing to develop properties, pay off the existing bridge loan and generate adequate working capital, and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold from time to time and filed with the appropriate regulatory agencies.

NovaGold Resources Inc.

Consolidated Balance Sheets – Unaudited

	in thousands of Canadian dollars

	August 31,	November 30,
	2008	2007
	$	$

Assets
Current assets
Cash and cash equivalents	21,364	97,916
Restricted cash	-	4,600
GST and other receivables	14,559	11,668
Temporary investments (note 7)	-	18,381
Deposits and prepaid amounts	2,113	6,817
Inventories	10,353	9,197
	48,389	148,579

Accounts receivable	497	267
Land	1,703	1,713
Property, plant and equipment (note 5)	653,168	526,657
Mineral properties and related deferred costs (note 6)	350,105	397,043
Power project development costs (note 4)	-	3,128
Investments (note 7)	130,329	11,877
Investment tax credits	3,380	6,708
Reclamation deposits	13,405	20,268
Restricted cash	-	54,000
Mineral properties held for sale (note 6)	22,000	-
	1,222,976	1,170,240
Liabilities
Current liabilities
Accounts payable and accrued liabilities	35,691	93,534
Suspension costs – short term (note 3)	3,650	31,035
Loans payable	-	200
Current portion of asset retirement obligations	1,690	1,791
	41,031	126,560
Suspension costs (note 3)	7,299	62,070
Other liabilities (note 7(d))	58,805	65,335
Convertible notes (note 8)	53,593	-
Capital lease obligations	3,042	-
Asset retirement obligations	11,726	11,726
Future income taxes	46,379	44,320
	221,875	310,011
Non-controlling interest (note 3)	290,270	217,754

Shareholders’ equity
Share capital (note 9)	760,903	760,468
Equity component of convertible notes (note 8)	43,352	-
Contributed surplus (note 9(c))	9,994	820
Stock-based compensation (note 9(b))	23,082	19,739
Warrants (note 9(c))	-	9,178
Deficit	(126,948)	(163,657)
Accumulated other comprehensive income	448	15,927
	710,831	642,475
	1,222,976	1,170,240
Nature of operations and going concern (note 1)
Commitments and contingencies (note 11)

(See accompanying notes to consolidated financial statements)

(signed) Rick Van Nieuwenhuyse	Director	(signed) James Philip	Director
Approved by the Board of Directors

NovaGold Resources Inc.

Consolidated Statements of Operations and Deficit – Unaudited

		in thousands of Canadian dollars,
		except for per share and share amounts
	Three months ended		Nine months ended
	August 31,	August 31,	August 31,	August 31,
	2008	2007	2008	2007
	$	$	$	$

Revenue
Land, gravel, gold and other revenue	469	344	1,538	812
Interest income	1,024	1,898	1,964	4,479
	1,493	2,242	3,502	5,291
Cost of sales	66	69	87	110
	1,427	2,173	3,415	5,181
Expenses and other items
Corporate development and communication	395	405	1,274	1,992
Exploration	263	428	531	672
Foreign exchange loss	6,977	1,002	6,737	4,717
General and administrative	343	1,081	3,342	3,488
Professional fees	348	1,826	1,910	4,535
Salaries	1,190	1,625	4,161	4,611
Salaries – stock-based compensation (note 9(b))	426	1,203	2,422	2,105
Project suspension cost recovery	-	-	(32,596)	-
Project care and maintenance	5,408	-	9,209	-
Mineral property write-downs	5,408	-	5,408	-
	20,758	7,570	2,398	22,120
Gain on dilution from equity investment (note 7(c))	(5)	(87)	(795)	(115)
Loss from equity investment (note 7(c))	263	80	516	509
Gain on disposal of power projects (note 4)	(33,534)	-	(33,534)	-
Gain on disposal of investment (note 7(e))	-	-	(15,278)	(4,196)
Non-controlling interest (note 3)	(2,704)	-	11,694	-
Earnings (loss) for the period before income taxes	16,649	(5,390)	38,414	(13,137)
Future income tax (expense) recovery	69	(1,231)	(1,705)	(905)
Earnings (loss) for the period after income taxes	16,718	(4,159)	36,709	(12,232)
Deficit – beginning of period	(143,666)	(126,964)	(163,657)	(118,891)
Deficit – end of period	(126,948)	(131,123)	(126,948)	(131,123)
Earnings (loss) per share
Basic	0.16	(0.04)	0.35	(0.13)
Diluted	0.16	(0.04)	0.34	(0.13)
Weighted average number of shares (thousands)
Basic	105,170	104,603	105,121	96,937
Diluted	107,289	104,603	107,240	96,937

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Consolidated Statements of Comprehensive Income – Unaudited

		in thousands of Canadian dollars

	Three months ended		Nine months ended
	August 31,	August 31,	August 31,	August 31,
	2008	2007	2008	2007
	$	$	$	$
Earnings (loss) for the period before other
comprehensive income	16,718	(4,159)	36,709	(12,232)
Unrealized gains (losses) on available-for-sale investments
(note 7)	(508)	2,330	(242)	5,744
Realized gains on available-for-sale investments	-	-	(15,278)	(4,196)
Future income tax recovery	10	51	41	(121)
Comprehensive earnings (loss)	16,220	(1,778)	21,230	(10,805)

Consolidated Statements of Changes in Shareholders’ Equity – Unaudited

	Nine months ended	Year ended
	August 31,	November 30,
	2008	2007
	$	$

Share capital
Balance – beginning of period	760,468	533,658
Issued pursuant to stock option agreements	417	8,108
Issued pursuant to warrant agreements	18	77
Issued pursuant to property agreement	-	1,433
Issued pursuant to public offering	-	217,192
Balance – end of period	760,903	760,468

Equity component of convertible notes
Balance – beginning of period	-	-
Issuance of convertible notes	43,352	-
Balance – end of period	43,352	-

Contributed surplus
Balance – beginning of period	820	820
Expiration of warrants	9,174	-
Balance – end of period	9,994	820

Stock-based compensation
Balance – beginning of period	19,739	16,674
Stock option grants	3,343	4,982
Fair value of exercises	-	(1,917)
Balance – end of period	23,082	19,739

Warrants
Balance – beginning of period	9,178	9,178
Expiration of warrants	(9,174)	-
Fair value of exercises	(4)	-
Balance – end of period	-	9,178

Deficit
Balance – beginning of period	(163,657)	(118,891)
Earnings (loss) for the period	36,709	(44,766)
Balance – end of period	(126,948)	(163,657)

Accumulated other comprehensive income
Balance – beginning of period	15,927	-
Transition adjustment to opening balance	-	30,828
Unrealized losses on available-for-sale investments (note 7)	(242)	(10,621)
Realized gains on available-for-sale investments (note 7)	(15,278)	(4,196)
Future income taxes on unrealized gains (losses)	41	(84)
Balance – end of period	448	15,927

Total Shareholders’ Equity	710,831	642,475

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Consolidated Statements of Cash Flows – Unaudited

			in thousands of Canadian dollars

	Three months ended		Nine months ended
	August 31,	August 31,	August 31,	August 31,
	2008	2007	2008	2007
	$	$	$	$

Cash flows used in operating activities
Earnings (loss) for the period	16,718	(4,159)	36,709	(12,232)
Items not affecting cash
Amortization	80	76	214	215
Future income tax (recovery) expense	(69)	(1,231)	1,705	(905)
Gain on sale of power projects (note 4)	(33,534)	-	(33,534)	-
Gain on sale of investments (note 7)	-	-	(15,278)	(4,196)
Foreign exchange (gain) loss	6,893	(194)	5,191	(4,785)
Gain on dilution from equity investment	(5)	(87)	(795)	(115)
Loss from equity investment	263	80	516	509
Stock-based compensation	426	1,203	2,422	2,105
Mineral property write-downs	5,408	-	5,408	-
Project suspension cost recovery	-	-	(32,596)	-
Non-controlling interest	(2,704)	-	11,693	-
Net change in non-cash working capital
(Increase) decrease in GST and other receivables,
deposits and prepaid amounts	(2,135)	(10,623)	10,141	(10,704)
Increase in inventories	(1,188)	(3,068)	(1,156)	(3,068)
Increase (decrease) in accounts payable and accrued
liabilities	2,768	502	(924)	(15,159)
Decrease in suspension costs – short term	(2,165)	-	(16,520)	-
Decrease in suspension costs – long term	(4,330)	-	(33,040)	-
	(13,574)	(17,501)	(59,844)	(48,335)
Cash flows from financing activities
Proceeds from issuance of common shares – net	124	447	417	220,802
Proceeds from issuance of convertible notes – net	(4)	-	93,190	-
Drawdown of credit facility	-	-	16,000	-
Repayment of credit facility	-	-	(16,000)	-
Proceeds from non-controlling interest	15,045	77,606	60,823	77,606
Proceeds from warrant exercise	-	-	14	-
	15,165	78,053	154,444	298,408
Cash flows used in investing activities
Acquisition of property, plant and equipment	(33,044)	(103,926)	(183,176)	(175,543)
Expenditures on power project development	(131)	(249)	(903)	(1,239)
Expenditures on mineral properties and related
deferred costs – net	(13,564)	(20,398)	(85,222)	(37,800)
Decrease in restricted cash	-	-	58,600	-
Decrease (increase) in reclamation deposits	1,297	(6,064)	7,287	(15,710)
Decrease (increase) in accounts receivable	60	19	(230)	103
Proceeds on sale of investments	35,000	-	53,811	5,882
Investments	(7,449)	-	(21,319)	(5,667)
	(17,831)	(130,618)	(171,152)	(229,974)
(Decrease) increase in cash and cash equivalents
during the period	(16,240)	(70,066)	(76,552)	20,099
Cash and cash equivalents – beginning of period	37,604	196,748	97,916	106,583
Cash and cash equivalents – end of period	21,364	126,682	21,364	126,682
Supplemental disclosure
Shares issued for option agreement	-	-	-	1,433
(Decrease) increase in accounts payable and accrued
liabilities and other liabilities related to mineral
properties and property, plant and equipment	7,286	63,502	(65,743)	118,508
Interest received	367	2,394	2,110	4,360
Interest paid	219	-	338	-

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

1 Nature of operations and going concern

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of exploration properties located in Alaska and British Columbia. The Company is also advancing its projects from the exploration and development stage to construction and production. Construction of the Rock Creek mine, located in Nome, Alaska, commenced in the fall of 2006 and initial operation began in September 2008.

The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a recently created limited liability company owned equally by NovaGold and Barrick Gold U.S. (“Barrick”) (see note 7(d)). The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Cominco Limited (“Teck Cominco”) (see note 3). The Ambler project is an option agreement to acquire a joint venture interest with subsidiaries of Rio Tinto plc. The Company has entered into an agreement to sell its interest in the Ambler project (see note 6(b)).

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties, other than the Rock Creek mine, contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to commence commercial production and generate material revenues or to obtain financing through joint ventures, debt financing, equity financing, production-sharing arrangements or other means. There can be no assurance that the Company will commence commercial production at any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.

The Company has adopted the disclosure requirements of CICA Section 1400 – General Standards of Financial Statement Presentation. The standard requires that management make an assessment of a company’s ability to continue as a going concern and to use the going concern basis in the preparation of the financial statements unless management either intends to liquidate the company or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon a company’s ability to continue as a going concern, those uncertainties should be disclosed.

While these financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of operations, there are conditions and events that may cast significant doubt about the validity of that assumption. As at August 31, 2008, the Company had an accumulated deficit of $126.9 million. The Company had consolidated working capital of approximately $7.4 million as of August 31, 2008. The Company intends to fund its plan of operations from working capital, the proceeds of financings, the sale of non-core assets, cash flow from the Nome Operations, and revenue from land and gravel sales. The Company will require significant financing to meet its ongoing requirements, repay a secured bridge loan entered into in September 2008 in the amount of US$20 million maturing on December 29, 2008 and funding its share of future development costs on the Donlin Creek and Galore Creek projects. The Company continues its plans to monetize various investments in its non-core assets, including the sale of its green power business and exploration assets, monetizing its other liquid assets and the possible sale and lease back of equipment. It is also negotiating a bank line of credit to be repaid from cash flow from the Rock Creek mine. There is no assurance that these initiatives will be successful.

These financial statements do not reflect the adjustments to the carrying value of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2 Accounting policies

Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) for interim reporting and include the accounts of NovaGold Resources Inc. and its material wholly-owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company and NovaGold Resources Alaska, Inc. These consolidated financial statements include all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. All significant intercompany transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

2 Accounting policies (cont.)

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended November 30, 2007.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended November 30, 2007, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective December 1, 2007:

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. Refer to notes 11 and 12 for additional disclosure.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3 Galore Creek Partnership

On August 1, 2007, the Company formed a 50/50 partnership (“Galore Creek Partnership” or “Partnership”) with Teck Cominco at the Galore Creek project. The Company contributed its assets in the Galore Creek project to the Partnership, including the transmission rights, and Teck Cominco was funding an initial contribution, which at the time was determined to be approximately $537 million. After the initial contribution was completed, both partners were to be equally responsible to fund the project going forward.

The Company determined that the Galore Creek Partnership is a variable interest entity and consequently used the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is the primary beneficiary and consolidated the activities of the Galore Creek Partnership.

On November 26, 2007, the Company and Teck Cominco announced that construction activities would be suspended at Galore Creek in order to undertake a comprehensive review of the overall design plan when it was recognized that industry wide cost increases and extension of the anticipated project schedule would likely result in significantly higher cost estimates for the project. At that time, the terms of Teck Cominco’s initial contribution into the partnership were amended. Under the amended arrangements, in addition to Teck Cominco’s funding from August 1, 2007 to the year ended November 30, 2007 of $264 million, Teck Cominco’s total committed investment in the Partnership would be $403 million, including $72 million to be invested in the Partnership over the next five years principally to reassess and evaluate the project’s alternative development strategies. Excluding costs covered by Teck Cominco’s $72 million above, the Company and Teck Cominco agreed to share the next $100 million of project costs 33% and 67% respectively, and share project costs on a 50/50 basis thereafter.

As at May 31, 2008 and August 31, 2008, the Company estimates the demobilization cost to be expensed at $60.5 million. This differs from the previous estimates of $62.7 million at February 29, 2008 and $93.1 million recorded for the year ended November 30, 2007, as a result of the settlement of the major contracts. The Company has reflected the difference as a recovery in the relevant period’s statement of operations, net of non-controlling interest and income taxes. The revised estimate of demobilization costs could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially.

The expenditures in the Galore Creek project have been recorded in property, plant and equipment for construction in progress costs and in mineral properties and related deferred costs for exploration and development costs and project care and maintenance. At August 31, 2008, no provision has been made against the carrying value of the project because the Company believes that the project retains fair value in excess of its carrying value. However, there can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment write-down will not be required. Teck Cominco’s contributions to date have been recorded as non-controlling interest.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

4 Disposition of power projects

On July 31, 2008, the Company sold 100% of its NovaGreenPower subsidiary to AltaGas Ltd. (“AltaGas”) for up to $40.0 million. NovaGreenPower owns several development-stage run-of-river hydroelectric projects located in northwest British Columbia. The Company will be responsible for certain contingent costs that relate to the predisposition activities of NovaGreenPower. No provision has been made for those costs.

The Company received initial proceeds of $35.0 million on closing, with an additional $5.0 million to be received once and if certain conditions are completed by February 15, 2009. Management has determined that the completion of these conditions is highly likely, and has therefore recognized the conditional amount in the determination of the disposal accounting. The carrying value to the Company of the assets sold, along with transaction costs, was approximately $6.5 million. A gain of $33.5 million was recorded on the sale. The Company believes it has sufficient tax pools to shelter any current tax arising from this sale.

5 Property, plant and equipment

		in thousands of Canadian dollars
			August 31,
			2008
		Accumulated
	Cost	amortization	Net
	$	$	$

Construction costs – Galore Creek	381,833	-	381,833
Mobile equipment – Galore Creek	38,048	-	38,048
Construction in progress – Rock Creek	194,138	-	194,138
Mining and milling equipment – Rock Creek	36,035	-	36,035
Heavy machinery and equipment	2,396	325	2,071
Office furniture and equipment	1,618	952	666
Leasehold improvements	575	198	377
	654,643	1,475	653,168

			November 30,
			2007
		Accumulated
	Cost	amortization	Net
	$	$	$

Construction costs – Galore Creek	383,748		383,748
Construction in progress – Rock Creek	108,388	-	108,388
Mining and milling equipment – Rock Creek	31,363	-	31,363
Heavy machinery and equipment	2,399	310	2,089
Office furniture and equipment	1,382	734	648
Leasehold improvements	575	154	421
	527,855	1,198	526,657

During the nine months ended August 31, 2008, $276,000 of depreciation expense was recorded with respect to capital assets (nine months ended August 31, 2007: $215,000).

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

6 Mineral properties and related deferred costs

			in thousands of Canadian dollars
			Stock-based
			compensation	(1)
	Balance –		Reclassification		Balance –
	November 30,		to investments	(2)	May 31,
	2007	Expenditures	Write-down		2008
	$	$		$(3)	$

Alaska, USA
Donlin Creek (note 7) (d)	92,931	-	(92,931)	(2)	-
Rock Creek	29,280	5,238	110	(1)	34,628
Big Hurrah	6,105	10			6,115
Shotgun	4,476	-			4,476
Khotol	3,074	6	(3,080)	(3)	-
Saddle	1,334	-			1,334
Nome Gold	1,164	31			1,195
Other	1,993	54	(580)	(3)	1,467
	140,357	5,339	(96,481)		49,215
British Columbia, Canada
Galore Creek (a) and (c)	232,112	63,349	52	(1)	295,513
Copper Canyon	5,354	1			5,355
Other	873	58	(909)	(3)	22
	238,339	63,408	(857)		300,890
	378,696	68,747	(97,338)		350,105
Mineral properties held for sale (b)
Ambler	13,945	3,191	130	(1)
			(266)	(3)	17,000
Baird	2,662	687	40	(1)
			(720)	(3)	2,669
Kugruk	1,740	828	(545)	(3)	2,023
Other	-	364	(56)	(3)	308
	18,347	5,240	(1,587)		22,000
	397,043	73,987	(98,925)		372,105

(a)

Effective December 1, 2007, the Company and Pioneer Metals Corporation (“Pioneer”) completed a purchase and sale agreement whereby the Company purchased a 100% interest in the Grace claims located adjacent to the Galore Creek project held by Pioneer, a wholly-owned subsidiary of Barrick Gold Corporation, for a purchase price of $54.0 million.

(b)

Subsequent to August 31, 2008, the Company agreed to sell its interest in the Ambler project, representing up to a 51% interest in the Ambler project, together with its early stage base metal properties in Alaska, for $20.0 million in common shares of Mantra Mining Inc. (“Mantra”) based upon the volume weighted average trading price of the shares for the five trading days ending immediately prior to the execution of the agreements. The Company will be issued 6.25 million common shares of Mantra on closing and an additional 6.25 million common shares 15 months after closing. Additionally, the first tranche of shares will carry a one year hold period. Mantra has also agreed to reimburse the Company for up to $2.0 million for all direct expenditures incurred by the Company on the Ambler Project from June 1, 2008 up to the date the transaction is closed. In accordance with Canadian GAAP, the Company has recorded a write-down to the fair value of the properties. Mantra is a related party having one director in common. Due to recent financial market turbulence there is some uncertainty as to the ability of Mantra to complete a financing sufficient to meet its conditions for closing and uncertainty over the value of the common shares to be received.

(c)

The Company is eligible to receive investment tax credits (“ITC”) related to some of its mineral property expenditures. The ITC balances are accounted for as a reduction in the cost of mineral properties when accrued.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

7 Investments

		in thousands of Canadian dollars
			August 31,
			2008
		Unrealized
		holding gains	Carrying
	Cost	(losses)	value
	$	$	$

Available-for-sale investments (a)
1,437,500 shares of TNR Gold Corp.	317	(7)	310
600,000 shares of Eagle Plains Resources Ltd.	82	56	138
600,000 shares of Copper Canyon Resources Ltd.	98	82	180
Other investments (b)	176	361	537
	673	492	1,165
Investments accounted for under the equity method
Alexco Resource Corp. (c)	-	-	10,318
Donlin Creek LLC (d)	-	-	118,846
	-	-	129,164
Total investments	673	492	130,329

		in thousands of Canadian dollars
			November 30,
			2007
		Accumulated
		unrealized	Carrying
	Cost	holding gains	value
	$	$	$

Available-for-sale investments
Temporary investments
5,374,544 shares of US Gold Corporation (e)	3,534	14,847	18,381
Long-term investments
1,437,500 shares of TNR Gold Corp.	317	158	475
600,000 shares of Eagle Plains Resources Ltd.	82	242	324
600,000 shares of Copper Canyon Resources Ltd.	98	112	210
Other investments (b)	176	652	828
	673	1,164	1,837
Investments accounted for under the equity method
Alexco Resource Corp. (c)	-	-	10,040
Total long-term investments	673	1,164	11,877
Total investments	4,207	16,011	30,258

(a)

Investments classified as available-for-sale are reported at fair value (or marked-to-market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

(b)	Included in “Other investments” are 126,625 shares (cost: $5,000; fair value at August 31, 2008: $116,000) in Etruscan Resources Inc., a company having two directors in common with the Company.

(c)

The Company owns 6,352,978 shares of Alexco Resource Corp. (“Alexco”) (market value at August 31, 2008: $17.2 million). The Company has accounted for this investment using the equity method. Alexco has a June 30 year end and is a related party, having two directors in common with the Company. During the nine months ended August 31, 2008, the Company recorded a $516,000 loss ($509,000 loss for the nine months ended August 31, 2007) resulting from accounting for the equity investment.

On December 11, 2007, Alexco completed a private placement of 1,500,000 flow-through common shares. The Company did not participate and, as a result, the Company’s ownership in Alexco decreased to 17.75%. The Company has recorded a dilution gain of $795,000 for the nine months ended August 31, 2008 as a result of this issuance. The Company continues to exercise significant influence over Alexco and therefore accounts for its investment using the equity method.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

7 Investments (cont.)

(d)

On December 1, 2007, together with Barrick, the Company formed a limited liability company (“the Donlin Creek LLC”) to advance the Donlin Creek project. As part of the Donlin Creek LLC agreement, the Company has agreed to reimburse Barrick over time for approximately US$64.8 million, representing 50% of Barrick’s approximately US$129.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. Reimbursement has been made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. The remaining US$52.1 million plus interest will be paid out of future mine production cash flow. After the Company’s initial contribution, all funding will be shared by both parties on a 50/50 basis.

The Company determined that the Donlin Creek LLC is a variable interest entity and consequently used the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is not the primary beneficiary and has accounted for its investment in the Donlin Creek LLC using the equity method of accounting. The Donlin Creek LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek require the approval of both companies.

The Company’s initial investment in the Donlin Creek LLC was $96.6 million and represented the cost basis of assets transferred into the Donlin Creek LLC. The Company’s maximum exposure to loss in this entity is limited to the carrying amount of the investment in Donlin Creek, which at August 31, 2008 totals $118.8 million, offset by amounts payable to Barrick totaling US$55.1 million (inclusive of US$3.0 million of accrued interest) which is to be paid out of future mine production cash flow.

(e)

On January 29, 2008, the Company sold its entire share holdings of US Gold Corporation for a net sale price of $3.50 per share. The Company received proceeds of $18.8 million and recorded a gain of $15.3 million, offset by a future tax expense of $4.6 million. The Company believes it has sufficient tax pools to shelter any current tax arising from this sale.

8 Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3.0% underwriter’s fee and other expenses, aggregating $3.5 million, for net proceeds of $93.2 million. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The Notes are classified as a liability, less the portion relating to the conversion feature ($44.4 million) which is classified as a component of shareholders’ equity. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 17.03% rate implicit in the calculation, the difference of $44.4 million, characterized as the note discount, is being capitalized to the projects funded by this offering and added to the liability over the term of the Notes.

in thousands of Canadian dollars
August 31,
2008
$

Present value of convertible notes on issue	51,718
Financing costs allocated to debt component	(1,884)
Accretion of debt discount for the period	1,549
Foreign exchange revaluation	2,210
Convertible notes, August 31, 2008	53,593
Conversion right	44,992
Financing costs allocated to equity component	(1,640)
Equity component of convertible notes, August 31, 2008	43,352

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

9 Share capital

Authorized
      1,000,000,000 common shares, no par value
      10,000,000 preferred shares issuable in one or more series

(a)	Issuance of common shares

	in thousands of Canadian dollars
	Number of	Ascribed
	shares	value
	(thousands)	$
Balance at November 30, 2007	104,889	760,468
Issued in quarter
For cash and fair value pursuant to stock option agreements	262	293
For cash and fair value pursuant to warrant agreements	1	18
Balance at February 29, 2008 and May 31, 2008	105,152	760,779
Issued in quarter
For cash and fair value pursuant to stock option agreements	46	124
Balance at August 31, 2008	105,198	760,903
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-
Total issued and outstanding	105,207	760,903

(b)	Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant.

During the nine months ended August 31, 2008, the Company granted 1,732,450 stock options (nine months ended August 31, 2007: 957,500). For the nine months ended August 31, 2008, the Company recognized a stock-based compensation charge of $3.3 million for options granted to directors, employees and non-employees in accordance with CICA 3870 net of cancellations, of which $0.9 million was capitalized into mineral properties and deferred costs and construction in process and $2.4 million was charged into income.

The fair value of the stock options recognized in the consolidated statements of operations and deficit has been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below:

	Vesting during nine	Granted during nine
	months ended August 31, 2008	months ended August 31, 2008
Average risk-free interest rate	2.99% – 4.73%	2.99% – 4.01%
Expected life	1.76 – 3.90 years	3.22 – 4.27 years
Expected volatility	42.0% – 61.4%	59.2% – 61.4%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(c)	Warrants

On January 7, 2008, 3.13 million share purchase warrants with an exercise price of $12.10 expired unexercised. The value originally attributed to these warrants has been transferred to contributed surplus.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

10 Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment: sales from land and gravel and gold royalties from its operations located in Nome, Alaska. The Company’s exploration assets are located in the United States and Canada and the geographical breakdown is shown in note 6.

11 Commitments and contingencies

(a)	Lease and purchase commitments

As at August 31, 2008, the Company’s aggregate commitments for operating leases totaled $6.5 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at August 31, 2008 in the amount of US$7.2 million for mining activities at the Company’s Rock Creek project.

(b)	Legal actions

In October 2006, the former CEO of Coast Mountain Power Corp. commenced an action in the British Columbia Supreme Court against Coast Mountain seeking wrongful dismissal damages arising from the termination of his employment. The amount of the claim has not been determined at this time.

The Company and certain of its officers were named as defendants in two purported securities class action lawsuits filed on August 7, 2008 and September 9, 2008 in the United States District Court for the Southern District of New York. Plaintiffs allege violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of an alleged failure to disclose adverse facts about the Company’s operations and prospects concerning Galore Creek in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement. Plaintiffs seek an unspecified amount of damages in an amount to be proven at trial. The Court scheduled a conference for October 31, 2008 to consider motions for the appointment of lead plaintiff and lead counsel and the consolidation of the complaints. The Company disputes the allegations in both complaints and intends to contest these actions vigorously.

12 Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity and convertible notes. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that the capital resources available to it will be sufficient to carry out its exploration and development plans and operations for the next 12 months.

13 Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

13 Management of financial risk (cont.)

The Company has not hedged its exposure to currency fluctuations. At August 31, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	August 31,	November 30,
	2008	2007
	US$	US$
Cash and cash equivalents	-	7,925
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(22,547)	(11,226)
Convertible debt	(52,726)	-

Based on the above net exposures as at August 31, 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of $7.3 million in the Company’s net earnings.

(b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s GSTand other receivables consist of general sales tax due from the Federal Government of Canada and expected proceeds in relation to the sale of NovaGreenPower to AltaGas.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 12 to the unaudited consolidated financial statements. Accounts payable and accrued liabilities, current and long-term suspension costs are due within the current operating period.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates.

(e)	Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

14 Subsequent events

(a) On September 26, 2008, the Company secured a bridge loan (“Loan”) in the amount of US$18.8 million, net of commitment fees of $1.2 million from Auramet Trading, LLC (“Auramet”). The Loan matures on December 29, 2008 and bears interest at a rate of 12.0% per annum. Auramet has the right to convert the principal amount of the Loan into common shares of the Company at a price of $12.00 per common share. The Company also issued to Auramet warrants to purchase 750,000 common shares of the Company at an exercise price of $7.18 per common share at any time before September 25, 2010. The Company has granted to Auramet a security interest in the Rock Creek mine and a pledge of securities in certain material subsidiaries and guarantees.

(b) On October 1, 2008, 2.31 million share purchase warrants, exercisable into an equivalent amount of common shares at $7.00 per common share, were exercised for proceeds of $15.3 million, net of costs. The remaining 1.14 million share purchase warrants expired unexercised.

NovaGold Resources Inc.